For the six months ended (a) April 30, 1999
File number (c) 811-6443

SUB-ITEM 77J

Restatement of Capital Share Account

	The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the six months ended April 30, 1999 the Trust increased undistributed net investment income by $180,072, increased accumulated net realized gains on investments by $116,783, and increased accumulated net realized and unrealized foreign currency gain (loss) by $296,855 for realized foreign currency gains (losses) incurred during the six months ended April 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.